WOODSIDE

21 February 2006

Securities and Exchange Commissic
Office of International Corporate Fin
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release(s):

- *Resignation of a Company Secretary.*

The abovementioned Stock Exchange Release was lodged with the Australian Stock Exchange on 21 February 2006.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 3/6

Exemption File No.
82.2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 21 FEBRUARY 2006
11:40AM (WST)

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

RESIGNATION OF A COMPANY SECRETARY

Pursuant to Listing Rule 3.16.1, the Company advises that David Robert Martin will cease to be a Company Secretary of Woodside Petroleum Ltd., effective from 28 February 2006.